Organigram signs supply agreement with Manitoba Liquor & Lotteries

MONCTON, NEW BRUNSWICK – June 29th, 2018 ‐ Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce that it has been approved as a supplier of cannabis for the province of Manitoba.

“We are proud to work with MBLL to offer residents of Manitoba a choice of high‐quality cannabis products,” says Tim Emberg, Organigram Vice President of Sales and Commercial Operations. “As we expand our own national footprint, we look forward to working with retailers in Manitoba to deliver an exceptional customer experience.”

Organigram continues to expand its national presence

The agreement with MBLL represents another milestone in the Company’s strategic plan to work with regulators and distributors across the country.

Organigram has signed two previous memorandums of understanding including an MOU with the Government of New Brunswick (GNB), signed in 2017 to supply a minimum of 5‐million grams of cannabis a year worth an estimated retail value of between $40‐million to $60‐million per year.

In 2018, the Company also signed an MOU with the Prince Edward Island Liquor Control Commission for the distribution of cannabis to the province’s adult recreational market. That agreement is estimated to have a retail value of between $8‐million to $12‐million per year.

“We are pleased to continue to build – and formalize – positive, productive working relationships with partners across the country and help ensure the success of new adult‐use recreational cannabis markets in each of these regions,” says Greg Engel, Organigram CEO.

For more information, visit www.Organigram.ca

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest‐quality, condition‐specific medical marijuana for patients in Canada. Organigram’s facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

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For Investor Relations inquires, please contact:

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232‐0121

For Media inquires, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645‐1653